Exhibit 2

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2011

(Expressed in U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 8, 2012 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2011. The audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Our 2011 consolidated financial statements and other financial information have been prepared using IFRS. The Company has restated its 2010 comparative financial statements and other financial information following its IFRS accounting policies.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; estimates regarding Denison’s uranium and vanadium production levels and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves and resources through acquisitions and development; and receipt of regulatory approvals, permits and licences and treatment under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2011 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml, as well as the following: global financial conditions, the market price of Denison’s securities, volatility in market prices for uranium and vanadium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; property title risk; geological, technical and processing problems; the ability of Denison to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2011

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This MD&A may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

2011 HIGHLIGHTS

•	Denison’s 2011 production totaled 1,011,000 pounds uranium oxide (“U3O8”) and 1,290,000 pounds of vanadium blackflake (“V2O5”).

•	Uranium sales were 1,100,000 pounds U3O8 at an average price of $58.04 per pound.

•	Vanadium sales totaled 1,802,000 pounds V2O5 equivalent at an average price of $6.41 per pound.

•	Total revenue for the year was $96,800,000 and net loss was $70,869,000 after recording an impairment charge on the US mining segment of $32,625,000.

•	At the end of 2011, the Company had 196,000 pounds U3O8 available for sale. Based on spot market prices at December 31, 2011, this inventory has a value of $10,136,000.

•	Denison is essentially debt-free and has a cash balance of $53.5 million.

•

During the year Denison acquired White Canyon Uranium Limited (“WCU”). WCU’s key assets are located in southeastern Utah, near Denison’s White Mesa mill. Its holdings comprise 100% interests in the Daneros uranium mine which is currently in production, the advanced Lark Royal project and the Thompson, Geitus, Blue Jay and Marcy Look exploration projects.

•	The Company continued development of its Pinenut mine in Arizona. Production is expected to commence in mid-2012.

•

The Company continued drilling at its 60% owned Wheeler River exploration property in Saskatchewan. The 2011 summer drill program focused primarily on Zone A and was very successful in expanding the potential estimated resources of the Phoenix deposit with the discovery of the “Zone A Extension”.

•

In Zambia, the Company completed a successful two-phase drilling program at its 100% owned Mutanga uranium project. Based on the results of this drilling, a new resource estimate for the Dibwe East deposit, compliant with National Instrument 43-101 (“NI 43-101”), was announced on February 27, 2012. The new mineral resource estimate is 28.2 million pounds inferred mineral resources, bringing the total mineral resource estimate for the Mutanga project to 2.0 million pounds U3O8 measured, 5.8 million pounds indicated and 42.1 million pounds inferred.

•	In Mongolia, mining licence applications were submitted on four of the five Gurvan Saihan Joint Venture licence areas.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2011

(Expressed in U.S. Dollars, Unless Otherwise Noted)

ABOUT DENISON

Denison was formed by articles of amalgamation effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (the “OBCA”) and by articles of arrangement effective December 1, 2006. Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE Amex LLC (“Amex”) under the symbol “DNN”.

Denison is an intermediate uranium producer with production in the U.S. combined with a diversified development portfolio with projects in the U.S., Canada, Zambia and Mongolia. Denison’s assets include its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company also processes uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.

Denison owns interests in a portfolio of exploration projects, including the Wheeler River property, along with other properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, White Canyon, Henry Mountains and Arizona Strip regions of the southwestern United States.

Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.

Strategy

Denison intends to position itself as an important global uranium producer with annual uranium production of not less than 10 million pounds by 2020. This will take place through production from Denison’s currently operating mines and through its ongoing business development activities, including exploration and development of existing projects. Denison will also look to diversify its production geographically and evaluate opportunities to make in-situ uranium recovery a larger component of its production.

The Uranium Industry

Nuclear power capacity and power generation is growing, while uranium production is struggling to catch up after many years of low prices and limited exploration for new deposits which are required to support the growth of nuclear power and to replace depleting ore bodies. As a result, there is a tight long-term supply-demand balance which can be expected to continue for the foreseeable future, even after the effects of the Japanese nuclear incident are taken into account. Prices must rise to higher, sustained levels to support new mines that are required to meet increasing demand.

Uranium Demand

World net electricity consumption is expected to increase by 87% by 2035, according to the International Energy Outlook 2011 (the “IEO 2011”) reference case forecast. Total demand for electricity is projected to increase on average by 2.4% per year from 17.2 trillion kilowatt hours in 2009 to 31.7 trillion kilowatt hours in 2035. This increased demand is driven by economic and population growth, with China and India accounting for over half, and OECD countries making up less than one-fifth. As a result of high fossil fuel prices, energy security concerns, improved reactor designs and climate change concerns, new nuclear capacity is expected to be a significant part of meeting this growth in electricity demand.

As reported by the World Nuclear Association as of January 1, 2012, there are 434 nuclear reactors operable worldwide in 30 countries, generating 370.4 gigawatts of electricity and supplying 13.8% of the world’s electrical requirements. Of greater significance, 61 nuclear reactors are under construction in 13 countries with the principal drivers of this expansion being China, India, South Korea and Russia which have a total of 46 reactors under construction. China, in particular, has a very aggressive new build program underway. Ux Consulting Company, LLC (“UxCo”), in its “Uranium Market Outlook – Q4 2011”, estimated that, by 2025, there will be 573 nuclear reactors in operation worldwide, supplying 548.4 gigawatts. This would represent an increase of nearly 50% in nuclear capacity, with 9 new countries joining the nuclear family. However, as a consequence of the Japanese nuclear incident, most countries, while declaring their support for nuclear power, have called for technical reviews of all safety and security systems of existing nuclear plants and those under construction and a review of the nuclear safety regulations governing the industry. A few countries, such as Germany and Switzerland have already announced that they will be suspending their nuclear programs. It is significant, however, that the governments of China, India, South Korea and Russia have all announced their intention to move ahead with their domestic nuclear plans, albeit following a careful safety review of their nuclear plants, according to UxCo. Some non-nuclear countries are continuing to move ahead with their plans, such as Saudi Arabia which plans to build up to 16 reactors and United Arab Emirates with contracts for 4 reactors. UxCo has estimated in its “Uranium Market Outlook – Q4 2011”, that uranium demand will grow from 177.5 million pounds of U3O8 in 2011 to 226.4 million pounds in 2020.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2011

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Primary Uranium Supply

Uranium supply is the biggest variable in the supply-demand equation. During the time that the accumulated inventories from over production in the 1970s were being drawn down, primary mine production accounted for only approximately 50% of demand. A number of new mines have been brought into production over the last few years while others are in various stages of development. However, production still only accounts for approximately 87% of demand and more mines are required to meet the increasing future demand and to replace mines that are being depleted.

UxCo has estimated in its “Uranium Market Outlook – Q4 2011” that existing mine production plus new planned and potential mine production will increase primary uranium supply from 141.4 million pounds in 2011 to 225.3 million pounds in 2020. One of the principal drivers for the increase in primary mine production is expected to be Kazakhstan, which is projected to increase production by about 28% between 2011 and 2020. In order to reach these estimated primary uranium supply levels, a number of large new mines, mainly in Africa, will also need to be developed and brought into production. However, prices will need to increase appreciably to support the additional higher cost production and significant capital expenditures required to meet these production forecasts.

Secondary Uranium Supply

Primary mine production currently supplies approximately 87% of demand. The balance of demand is supplied from secondary sources such as remaining excess commercial inventories, reprocessing of spent fuel, inventories held by governments and the downblending of highly-enriched uranium (“HEU”) from nuclear weapons programs. By far, the most significant of the secondary supplies currently is the 18 to 24 million pounds per year being provided from the HEU downblending program. The HEU program is scheduled to terminate at the end of 2013. The supply gap created by this termination will need to be made up from new primary mine production.

Excess commercial inventories, which were once one of the major sources of secondary supplies during the period from the early 1970s to the early 2000s, have largely been consumed; however, some government inventories, particularly in the U.S. and Russia, remain. The disposition of these inventories may have a market impact over the next 10 to 20 years; although, the rate and timing of this material entering the market is uncertain.

Reprocessing of spent fuel is another source of secondary supply but is expected to satisfy only 3% to 4% of demand. Expansion of this secondary source would require major investments in facilities which could only be supported by a significant increase in long-term uranium prices.

UxCo expects that secondary sources of supply will fall from 45 million pounds to 19 million pounds per year from now to 2020.

Uranium Prices

Most of the countries that use nuclear-generated electricity do not have a sufficient domestic uranium supply to fuel their nuclear power reactors. Their electric utilities must secure their required uranium supply by entering into medium- and long-term contracts with foreign uranium producers and other suppliers. These contracts usually provide for deliveries to begin two to four years after they are signed and provide for delivery from four to ten years thereafter. In awarding medium- and long-term contracts, electric utilities consider, in addition to the commercial terms offered, the producer’s uranium reserves, record of performance and costs, which are important to the producer’s or supplier’s ability to fulfill long-term supply commitments. Prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators, but also long-term reference prices) and annual price negotiations. Contracts may also contain floor prices, ceiling prices and other negotiated provisions. Under these contracts, the actual price mechanisms are usually confidential. Electric utilities procure their remaining requirements through spot and near-term purchases from uranium producers and other suppliers, including other utilities holding excess inventory and governments.

While long-term demand is steadily growing, short-term demand is affected in a large part by utilities’ uncovered requirements. To the extent that they have uncovered demand in the near term, they will purchase on the spot market which in turn affects the spot price. Currently, there is relatively little uncovered demand, so utility buying is primarily discretionary and price driven.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2011

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Historically, spot prices are more volatile than long-term prices. The spot price began 2011 at $62.50 rising to the low $70s prior to the nuclear incident in Japan, following which the spot price dropped to $49.00 in August and ended 2011 in the low $50s.

The long-term price ranged from $65.00 per pound U3O8 at the beginning of 2011, climbed to $73.00 prior to the nuclear incident, then steadily declined to $63.00 at the end of 2011. Long-term prices are driven more by production costs and future supply-demand forecasts than by customer inventories.

Competition

Uranium production is international in scope and is characterized by a relatively small number of companies operating in only a few countries. Five producers marketed 61% of the estimated world production in 2011.

About 73% of the world’s production came from four countries, namely Kazakhstan, Canada, Australia and Niger. Kazakhstan passed Canada in 2009 as the largest producer, a role Canada had held for 17 years.

Marketing Uranium

Denison sells its uranium under a combination of long-term and spot contracts. The long-term contracts have a variety of pricing mechanisms, including fixed prices, base prices adjusted by inflation indices and/or spot price or long-term contract reference prices. Time of delivery during a year under long-term contracts is at the discretion of the customer, so the Company’s delivery obligations may vary markedly from quarter to quarter. Spot sales are priced at or near published industry spot prices.

In 2011, approximately 50% of Denison’s total sales volume was sold under long-term contracts, with the remainder sold in the spot market. The Company currently has three long-term contracts in place. One contract, the KEPCO Offtake Agreement, is for 20% of the Company’s annual U3O8 production from any production source (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. This agreement also provides for the purchase of 20% of production after 2015 subject to certain conditions. The second contract is for delivery of 1,100,000 pounds of U3O8 from U.S. or Canadian production over a period of six years beginning in 2011. The third contract is for a quantity which is equal to 20% of the production from the White Mesa mill during the years 2012 to 2017 inclusive, but not less than 200,000 pounds U3O8 per year.

Denison will continue to seek long-term contracts at prices sufficient to support the development of its mineral assets.

The Vanadium Market

Vanadium adds strength to high performance steels and strengthens titanium where strength combined with lightness is required for everything from golf clubs to aerospace applications. Demand for vanadium from the steel industry represents approximately 92% of the total demand, while the chemical and titanium alloy industries represent the other major consumers of vanadium with 4% each of the world demand. As the demand for these high strength, high performance steels increases and as new uses are developed for lightweight, high strength titanium, vanadium demand can be expected to increase at a faster rate than the growth of global steel production. The average vanadium content in steel in the developing countries is much lower than that in the developed countries and can be expected to increase, adding to the demand.

While demand is expected to grow over time, supply has the capacity to increase to meet this demand. Many primary producers from ore, in countries such as China, Russia and South Africa, were shut down due to low prices. Production from steel making slag had been cut back or halted. As demand increases and prices strengthen, some of these facilities can be expected to restart or increase production thus moderating any anticipated price increases.

Spot vanadium prices were relatively flat for most of the year staying at $6.50 per pound from mid-April to mid-December. Prices ranged from a high of $7.00 per pound in the first quarter to a low of $5.75 per pound at the end of the year.

While long-term demand can be expected to increase, short-term demand is expected to be relatively stable and prices should remain close if not slightly higher than their current level throughout 2012.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2011

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Vanadium Marketing

Denison sells its vanadium both as V2O5 and as ferrovanadium (“FeV”) through spot sales to industry end-users and to trading companies. Sales during 2011 were principally into the U.S. market as V2O5. However, efforts are continuing to expand the Company’s market into Europe, South America and the Far East.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the years ended December 31, 2011, December 31, 2010 and December 31, 2009.

	September 30,	September 30,	September 30,	September 30,
(in thousands)	Three Months ended Dec. 31 2011	Year ended Dec. 31 2011	Year ended Dec. 31 2010	Year ended Dec. 31 2009[1]

Results of Operations:
Total revenues	$36,006	$96,800	$128,320	$79,170
Net income (loss)	(65,537)	(70,869)	(5,346)	(147,012)
Basic earnings (loss) per share	(0.17)	(0.19)	(0.02)	(0.51)
Diluted earnings (loss) per share	(0.17)	(0.19)	(0.02)	(0.51)

	September 30,	September 30,	September 30,
	As at Dec. 31, 2011	As at Dec. 31, 2010	As at Jan. 1, 2010

Financial Position:
Working capital	$93,516	$133,837	$75,357
Long-term investments	522	2,955	10,605
Property, plant and equipment	367,370	342,164	321,395
Total assets	504,486	523,003	447,306
Total long-term liabilities	$38,391	$38,598	$39,075

[1]	As reported under Canadian GAAP

RESULTS OF OPERATIONS

General

The Company recorded a net loss of $70,869,000 ($0.19 per share) for 2011 compared with net loss of $5,346,000 ($0.02 per share) for 2010.

Revenues

Uranium sales revenue for the fourth quarter was $28,938,000 from the sale of 550,000 pounds U3O8 at an average price of $52.61 per pound. Uranium sales for the same period in 2010 were 449,000 pounds U3O8 at an average price of $49.97 per pound resulting in revenue of $22,760,000. Uranium revenue in the fourth quarter of 2010 also included amortization of the fair value increment related to Denison Mines Inc. (“DMI”) sales contracts of $325,000.

Uranium sales revenue for the year ended December 31, 2011 totaled $63,841,000. Sales were 1,100,000 pounds U3O8 at an average price of $58.04 per pound. For the year ended December 31, 2010, uranium sales revenue was $87,978,000 from the sale of 1,839,000 pounds U3O8 at an average price of $47.67 per pound. Uranium revenue in 2010 also included amortization of the fair value increment related to DMI sales contracts of $325,000.

During the fourth quarter the Company sold no V2O5. In the fourth quarter of 2010, the Company sold 1,032,000 pounds of V2O5 equivalent at an average price of $6.68 per pound resulting in sales revenue of $6,896,000.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2011

(Expressed in U.S. Dollars, Unless Otherwise Noted)

During the year ended December 31, 2011, the Company sold 1,802,000 pounds of V2O5 equivalent at an average price of $6.41 per pound. Total vanadium sales revenue was $11,551,000. During the year ended December 31, 2010, the Company sold 2,407,000 pounds of V2O5 equivalent at an average price of $7.04 per pound. Total vanadium sales revenue was $16,934,000.

In 2010, Denison processed third party ore at its White Mesa mill under a toll milling agreement. Revenue from toll milling totaled $4,963,000. There was no toll milling revenue in 2011.

Revenue from the environmental services division for the three months and year ended December 31, 2011 was $3,995,000 and $16,190,000 compared to $4,221,000 and $15,492,000 in the same periods in 2010. Revenue from the management contract with UPC for the three months and year ended December 31, 2011 was $437,000 and $1,913,000 compared to $487,000 and $2,576,000 in the same periods in 2010.

Operating Expenses

Milling and Mining Expenses

The McClean Lake mill remained on stand-by for the entire year in 2011. Denison’s share of stand-by costs for the three months and year ended December 31, 2011 totaled $317,000 and $915,000 respectively.

The McClean Lake joint venture did not produce any U3O8 in 2011 and it produced 1,731,000 pounds U3O8 for the year ended December 31, 2010. Denison’s 22.5% share of production totaled 389,000 pounds for 2010. The feeding of ore to the McClean mill was completed in June, 2010 and the mill was placed on stand-by in August of 2010.

On June 30, 2009, the Canadian Nuclear Safety Commission (“CNSC”) renewed the operating licence for the McClean Lake operation for a period of eight years to June 30, 2017. The Athabasca Regional Government (the “ARG”), which is comprised of three First Nations and four provincial communities from the Athabasca Basin, launched an application for a judicial review of CNSC’s decision to grant the McClean Lake operating licence. ARG challenged the legality of the licence renewal on the basis of issues related to the Federal and Provincial Governments’ duty to consult with Aboriginal people. The initial hearing on this matter was held on June 8, 2010 and the judge issued his decision in September 2010, dismissing the application. ARG appealed this decision. A hearing into this matter was held on March 5, 2012 and the Court unanimously dismissed ARG’s appeal. The ARG now has 60 days to seek leave to appeal to the Supreme Court of Canada. An adverse decision by the Court could have an impact on the timing of future production.

In December 2011, the Cigar Lake joint venture and the McClean Lake joint venture agreed to amend the toll milling agreement. Under the new milling arrangement, the McClean Lake operation is expected to process and package 100% of the uranium produced from the Cigar Lake mine. To accommodate the production of 18 million pounds U3O8 annually from the Cigar Lake joint venture, the plans are to expand the mill to an annual capacity of 22 million pounds from the current constructed capacity of 12 million pounds. All costs for the expansion of the McClean Lake mill are planned to be paid for by the Cigar Lake joint venture.

Uranium and vanadium production at the White Mesa mill for the three months and year ended December 31, 2011 and 2010 are shown below:

	September 30,	September 30,	September 30,	September 30,
(Pounds)	Three Months Ended December 31, 2011	Three Months Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2010

Uranium Production	244,000	229,000	1,011,000	1,053,000
Vanadium Production	—	391,000	1,290,000	2,347,000

As planned, conventional ore processing ceased at the end of June, 2011 and resumed in November of 2011. Alternate feed processing continued throughout the year.

At December 31, 2011, a total of 91,000 tons of conventional ore was stockpiled at the mill containing approximately 616,000 pounds U3O8 and 1,385,000 pounds V2O5. The Company also had approximately 533,000 pounds U3O8 contained in alternate feed material stockpiled at the mill at December 31, 2011.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2011

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Production costs1 at White Mesa for the three months ended December 31, 2011 were $50.93 per pound U3O8 and for the year ended December 31, 2011 were $47.60. Production costs were $39.30 per pound U3O8 in the three months ended December 31, 2010 and $38.46 for the year ended December 31, 2010. Production costs are higher than last year due to a change in mill feed sources and higher reagent costs, in particular sulphuric acid.

Inventory available for sale from U.S. production was 196,000 pounds U3O8 at December 31, 2011.

On November 16, 2009, as amended on February 1, 2010 and July 22, 2011, the Center for Biological Diversity, Grand Canyon Trust, Sierra Club, Kaibab Band of Paiute Indians and Havasupai Tribe (the “Plaintiffs”) filed a lawsuit in the U.S. District Court for the District of Arizona against the U.S. Secretary of the Interior and the U.S. Bureau of Land Management (“BLM”) (together, the “Defendants”) seeking an order declaring that the Defendants have violated environmental laws in relation to the Company’s Arizona 1 mine, by not requiring a new Plan of Operations in connection with the start of mining activities. The Plaintiffs are also claiming that, if a new Plan of Operations is not required, the Defendants failed to conduct a review of potential environmental impacts from the mine since the existing Plan of Operations for the mine was approved by BLM in 1988. The Plaintiffs further claim that all required permits have not been obtained for the mine under the Clean Air Act, and that, as a result, BLM failed to take all actions necessary to prevent unnecessary degradation of the public lands. The Plaintiffs are seeking an order declaring that the Defendants have violated these environmental laws in relation to the Arizona 1 mine, and an injunction directing operations to cease and stopping the Defendants from authorizing or allowing any further mining or exploration operations at the Arizona 1 mine until BLM complies with all applicable laws. On October 7, 2011, the District Court issued its final ruling in favour of BLM and Denison and against the Plaintiffs on all counts. On November 28, 2011, the Plaintiffs appealed the District Court’s ruling to the Ninth Circuit Court of Appeals, and on December 8, 2011 filed a motion in the District Court for preliminary injunction, pending appeal. That motion was denied by the District Court judge on January 11, 2012. On January 26, 2012, the Plaintiff’s filed an emergency motion for an injunction pending appeal in the Court of Appeals and on February 24, 2012, the Court of Appeals denied the motion for injunction. If the Plaintiffs are successful on the appeal, the Company may be required to stop mining activities at the Arizona 1 mine pending resolution of this matter. Any required stoppage of mining could have a significant adverse impact on the Company.

On July 12, 2011, an Administrative Law Judge was appointed by the Executive Director of the Utah Department of Environmental Quality (“UDEQ”) to conduct an adjudicative proceeding relating to a Request for Agency Action before the Utah Air Quality Board, submitted by Uranium Watch and Living Rivers on November 4, 2010, as supplemented on March 17, 2011, March 23, 2011 and April 7, 2011. In their Request for Agency Action, Uranium Watch and Living Rivers allege certain deficiencies in the applications for approval and in the approvals granted in connection with radon emissions and monitoring at Denison’s La Sal mines complex, as well as certain deficiencies in Denison’s implementation of its radon monitoring program at the mine and in UDEQ’s regulation thereof. Uranium Watch and Living Rivers request a number of agency actions, including orders that certain approvals be withdrawn, that additional information and applications be submitted, that Denison cease operation of certain vents, mine portals and mine shafts that allegedly have not been properly approved, and that direct UDEQ to take certain actions to ensure compliance with applicable regulations. Denison believes that the Request for Agency Action, as supplemented, is without merit. Motions for summary dismissal of this action were filed by UDEQ and Denison In November 2011. On February 8, 2012, the Administrative Law judge issued a Memorandum and Recommended Order, in favor of UDEQ and Denison, recommending that the Utah Air Quality Board, the final arbiter in this matter, dismiss this action. The Utah Air Quality Board heard this matter on March 7, 2012 and affirmed the judge’s decision.

On July 28, 2011, the Southern Utah Wilderness Alliance filed a Notice of Appeal with the Interior Board of Land Appeals (“IBLA”) challenging BLM’s Finding of No Significant Impact (“FONSI”) for the Company’s recently acquired Daneros Mine project’s Environmental Assessment, requesting that IBLA set aside the FONSI and remand the Environmental Assessment to the BLM with instructions to prepare an Environmental Impact Statement or to revise the Environmental Assessment. Denison has been added as an intervenor in this action, and believes this challenge is without merit and should be dismissed. Responses were filed by BLM and Denison in early December 2011, and a decision from IBLA is pending at this time.

[1]

Production costs include the costs of mining the ore fed to the mill in the period plus the costs of milling less a credit for vanadium produced in the period and excluding depreciation and amortization, which is a non-GAAP measure.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2011

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Other

Operating costs for the three months and year ended December 31, 2011 include recoveries of nil and $17,000 respectively relating to the change in net realizable value provisions on the Company’s uranium and vanadium inventory. For the three months and year ended December 31, 2010 operating costs include recoveries of $46,000 and $13,195,000 respectively relating to the change in net realizable value provisions of the Company’s uranium and vanadium inventory. Operating costs also include expenses relating to DES amounting to $3,682,000 for the three months and $15,342,000 for the year ended December 31, 2011 compared to $4,189,000 and $14,063,000 respectively for the same periods in 2010.

Mineral Property Exploration

Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and its own properties in Canada, the U.S., Mongolia and Zambia. For the three months ended December 31, 2011 exploration expenditures totaled $1,270,000 and $13,828,000 for the year ended December 31, 2011 as compared to $1,569,000 and $7,619,000 for the three months and year ended December 31, 2010.

In the Athabasca Basin region of northern Saskatchewan, Denison is engaged in uranium exploration as part of the AREVA Resources Canada Inc. (“ARC”) operated McClean and Midwest joint ventures, as well as on 26 other exploration projects including the Company’s 60% owned Wheeler River project. Denison’s share of exploration spending on its Canadian properties totaled $519,000 for the three months ended December 31, 2011 and totaled $6,783,000 for the year ended December 31, 2011. For the three months ended December 31, 2010, Canadian exploration spending totaled $1,158,000 and totaled $6,039,000 for the year ended December 31, 2010.

The 2011 summer drill program focused primarily on Zone A and was very successful in potentially expanding the estimated resources of the Phoenix deposit with the discovery of the “Zone A Extension”. The Wheeler River Joint Venture has approved a Cdn$6,800,000 budget for 2012 that will include 28,000 metres of drilling in approximately 60 holes. The program has begun with two drills currently active on site. The focus of the program will be: definition drilling in Zone A, in particular the Zone A Extension; definition drilling in Zone B; as well as, testing various regional targets identified based on historic drilling and geophysics.

Exploration expenditures of $106,000 for the three months and $678,000 for the year ended December 31, 2011 were made on the Company’s properties in the United States in the Colorado Plateau. Drilling of 68 holes totaling 15,833 metres was completed at the La Sal Complex in Utah. This drilling has increased the Company’s resources which can be developed in the near term from existing mine workings.

Exploration expenditures of $200,000 for the three months ended December 31, 2011 ($129,000 for the three months ended December 31, 2010) and of $3,971,000 for the year ended December 31, 2011 ($970,000 for the year ended December 31, 2010) were incurred in Mongolia on the Company’s joint venture properties. The other parties to the joint venture are currently the Mongolian government as to 15% and Geologorazvedka, a Russian entity, as to 15%. Under the Nuclear Energy Law, the Government of Mongolia’s position in the joint venture will increase from its current 15% interest to a 34% to 51% interest, depending on the amount of historic exploration that was funded by the Government of Mongolia, at no cost to the Government. This share interest will continue to be held by Mon-Atom LLC, the Mongolian State-owned uranium company. The Company and Mon-Atom are proceeding with restructuring the GSJV to meet the requirements of the Nuclear Energy Law, pending government reviews and authorizations. In November 2011, in preparation for this restructuring, the Company finalized terms for acquisition of the Russian participant’s share in the GSJV. Subject to receipt of required approvals, this 15% share interest will be acquired by the Company for nominal cash consideration and release of the Russian participant’s share of unfunded joint venture obligations.

Exploration expenditures of $445,000 and $2,396,000 for the three months and year ended December 31, 2011 were incurred on the Company’s Mutanga project in Zambia compared to $20,000 and $44,000 for the three months and year ended December 31, 2010. The Company completed Phase 2 of the 2011 drilling program. The Phase 2 drilling program was a total of approximately 9,600 metres aimed at further delineating and expanding the mineralization in Dibwe East. Denison prepared a new mineral resource estimate in first quarter 2012 for the Dibwe East deposit on the Mutanga project in accordance with the requirements of NI 43-101. The estimate increased the inferred resources at Mutanga by 28.2 million pounds. Total mineral resources estimates for the Mutanga project are now as follows:

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2011

(Expressed in U.S. Dollars, Unless Otherwise Noted)

	September 30,	September 30,	September 30,
Category	Tonnes (millions)	eU3O8 (ppm)	Lbs. U3O8 (millions)
Measured	1.9	481	2.0
Indicated	8.4	314	5.8

Measured & Indicated	10.3	345	7.8

Inferred	68.5	279	42.1

•	The resources have been prepared in accordance with NI 43-101.

•	Based on a cut-off grade of 100 ppm eU3O8.

General and Administrative

General and administrative expenses totaled $3,829,000 for the three months ended December 31, 2011 compared with $5,492,000 for the three months ended December 31, 2010. For the year ended December 31, 2011, general and administrative expenses totaled $17,538,000 compared to $16,143,000 for the same period in 2010. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures. The increased expenditures in 2011 result from costs related to the acquisition of WCU of $1,425,000 and an increase in stock compensation expense.

Impairment of Goodwill

Denison evaluates the carrying amount of goodwill annually to determine whether events or changes in circumstances indicate whether such carrying amount has become impaired. Denison’s goodwill amount arises from the acquisition of WCU in 2011 and was allocated to the United States mining segment. Denison examined the fair value of the assets and liabilities of the US mining segment at December 31, 2011. The Company used a fair value less costs to sell model to determine the recoverable amount for the CGU. The determination of fair market value was based on discounted cash flow analysis for production assets using consensus expectations for future uranium prices ranging from $54.00 to $81.00 per pound and discounted using a cumulative annual 2% inflation rate, operating and capital costs and a post-tax discount rate of 9.0%. Exploration properties were valued at estimated market value. Based on this analysis, the Company determined the fair values have decreased and, as a result, determined that an impairment charge of $32,625,000 should be made and charged to operations in the fourth quarter.

Other Income and Expenses

Other income (expense) totaled ($10,561,000) for the three months ended December 31, 2011 compared with ($7,571,000) for the three months ended December 31, 2010. For the year ended December 31, 2011, other income (expense) totaled ($1,519,000) compared to $1,930,000 for the same period in 2010. This consists primarily of foreign exchange gains and losses, and investment disposal gains. Foreign exchange losses totaled $1,390,000 for the year ended December 31, 2011 compared to $11,926,000 for the year ended December 31, 2010. Other income also included a uranium sales contract termination fee of $11,000,000 in 2010.

ACQUISITION OF WHITE CANYON URANIUM LIMITED

On June 17, 2011, Denison’s offer to acquire all of the outstanding shares of WCU closed with 96.98% of shares outstanding accepting the offer. Compulsory acquisition proceedings to acquire the remaining shares of WCU were completed in early August, 2011.

Denison’s cash offer of AU$0.24 per WCU share has resulted in a total purchase price of US$61,027,000 (AU$57,163,000). Consideration for the initial 96.98% interest was paid on July 1, 2011 and payment for the remaining shares was made in early August 2011.

WCU’s key assets are located in southeastern Utah, near Denison’s White Mesa mill. Its holdings comprise 100% interests in the Daneros producing mine, the advanced Lark Royal project and the Thompson, Geitus, Blue Jay and Marcy Look exploration projects. WCU commenced production of uranium ore in December 2009 from its 100% owned Daneros uranium mine.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2011

(Expressed in U.S. Dollars, Unless Otherwise Noted)

OUTLOOK FOR 2012

Production

Denison’s uranium production from its 100% owned White Mesa mill, located in Blanding Utah, is expected to increase over 40% from 2011 production, to an estimated 1.4 million pounds U3O8 from conventional ore and alternate feed sources. In 2012, approximately 900,000 pounds are expected to be produced from ore delivered from the Company’s Beaver, Pandora, Daneros and Arizona 1 mines, while the remainder will be produced from alternate feed. Ore production from the Company’s Pinenut mine, located in north central Arizona, is expected to begin in mid- 2012. Vanadium production is projected to be approximately 600,000 pounds V2O5. The decrease in vanadium production compared to 2011 is because the mill is planned to process only non-vanadium ores from Arizona 1 and Daneros, until late 2012. There will be no production from the McClean Lake mill in the Athabasca Basin in Canada, as that mill remains on stand-by in anticipation of resuming operations in 2013 to process Cigar Lake ores.

Production costs2 are expected to average approximately $33.50 per pound of U3O8 net of vanadium credits, excluding sales royalties and mine stand-by expenditures. The anticipated decline in operating cost, as compared to 2011, is due to the different types of ore that the White Mesa mill is expected to process in 2012 combined with an expected decline in the price of key reagents. Sustaining capital expenditures at the mines and mill facilities are estimated at $15.3 million.

Sales

Uranium sales are forecasted to be approximately 1.6 million pounds of U3O8 of which 810,000 pounds is expected to be sold into long-term contracts and the remainder will be sold on the spot market. Vanadium sales are projected to be 500,000 pounds V2O5 in 2012.

Business Development

In 2012 Denison plans to continue to aggressively pursue its exploration and development projects in Canada, the U.S., Mongolia and Zambia. Total expenditures on development and exploration projects in 2012 are estimated at $25.4 million.

In Canada, Denison will manage or participate in eight exploration programs, of which Wheeler River will continue to be the primary focus. The total budget for these programs is Cdn$11.7 million of which Denison’s share is Cdn$7.8 million. At Wheeler River, a 28,000 metre winter and summer drill program and geophysical surveys are planned at a total cost of Cdn$6.8 million (Denison’s share Cdn$4.1 million). Exploration work will also be carried out on the Moore Lake, Murphy Lake, Bell Lake, Ahenakew Lake, South Dufferin, McClean Lake and Wolly projects at a budgeted cost of Cdn$4.9 million (Denison’s share Cdn$3.7 million).

In the United States, drilling is planned on the La Sal complex to expand resources at the Beaver and Pandora mines and on certain of its other properties. The total planned cost of the U.S. exploration program is $1.2 million. In addition to the drilling, the Company plans on preparing mineral resource estimates in accordance with NI43-101 for the Redd Block area in the La Sal Complex and the Daneros operation in 2012.

In Canada and the U.S., a total of $5.4 million is budgeted to be spent by Denison on development stage projects in 2012. In the United States, development of the Canyon mine is anticipated to move forward late in the first quarter, with the start of shaft sinking planned to begin late 2012. Denison expects to advance permitting for the EZ1/EZ2 deposits in Arizona and the Redd Block mine located west of the Beaver mine in Utah. The cost of these programs is estimated at $4.8 million. In Canada, the McClean North underground development feasibility study is expected to be advanced to include the Sue D and Caribou deposits, along with continued evaluation and approval of the Environmental Assessment for the Midwest development project. Both of these projects are operated by AREVA Resources Canada Inc.

In Zambia, the Company plans to follow up on its successful 2011 drill program on its 100% owned Mutanga project. In April, a 15,000 metre exploration drill program will begin, which will focus on several targets that have been identified near the existing resources. The Zambian program will total an estimated $7.1 million.

[2]

Production costs include the costs of mining the ore fed to the mill in the period plus the costs of milling less a credit for vanadium produced in the period and excluding depreciation and amortization, which is a non-GAAP measure.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2011

(Expressed in U.S. Dollars, Unless Otherwise Noted)

In Mongolia, a $4.1 million exploration and development program is projected, contingent upon receipt of the mining licences in mid-2012. Included in this budget is a $1.6 million, 17,500 metre exploration program focused on the Ulziit and Urt Tsav 2011 discoveries. The development activities will include design of the pilot plant and infrastructure

SUMMARY OF QUARTERLY FINANCIAL RESULTS

	September 30,	September 30,	September 30,	September 30,
	2011	2011	2011	2011
(in thousands)	Q4	Q3	Q2	Q1

Total revenues	$36,006	$17,033	$16,993	$26,768
Net income (loss)	(65,537)	15,484	(13,749)	(7,067)
Basic and diluted earnings (loss) per share	(0.17)	0.04	(0.04)	(0.02)

	September 30,	September 30,	September 30,	September 30,
	2010	2010	2010	2010
(in thousands)	Q4	Q3	Q2	Q1

Total revenues	$39,232	$39,883	$27,230	$21,975
Net income (loss)	(9,394)	(5,517)	16,744	(7,179)
Basic and diluted earnings (loss) per share	(0.03)	(0.02)	0.05	(0.02)

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $53,515,000 at December 31, 2011 compared with $97,554,000 at December 31, 2010. The decrease of $44,039,000 was due primarily to cash used in operations of $19,983,000, the acquisition of WCU totaling $59,704,000, and expenditures on property, plant and equipment totaling $24,274,000, offset by common share issues totaling $62,442,000.

Net cash used in operating activities of $19,983,000 during the year ended December 31, 2011 is comprised of net loss for the period adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include a decrease in accounts payable and accrued liabilities of $5,667,000, an increase of $23,304,000 in inventories and a decrease of $6,758,000 in trade and other receivables.

Net cash used in investing activities was $85,744,000 consisting primarily of the acquisition of WCU totaling $59,704,000 (net of cash acquired), expenditures on property, plant and equipment of $24,274,000 and an increase in restricted cash of $3,349,000.

Net cash from financing activities totaled $62,261,000 consisting primarily of $62,442,000 from the issue of common shares less $181,000 net repayment of debt obligations.

In total, these sources and uses of cash resulted in a net cash outflow after the effect of foreign exchange of $44,039,000 during the period.

On June 30, 2011 the Company put in place a revolving term credit facility (the “Credit Facility”) for up to $35,000,000. The amount of the Credit Facility available is the lesser of $35,000,000 and a “borrowing base” which is determined quarterly based on a percentage of accounts receivable and inventory. The current borrowing base is $32,554,000.

The Credit Facility contains a covenant to maintain a certain level of tangible net worth, which must be greater than or equal to the sum of $425,000,000 plus an amount equal to (i) 50% of each equity issue from and including June 30, 2011and 50% of positive net income in each fiscal quarter from and including June 30, 2011.

The Credit Facility terminates on June 29, 2012. There is no debt outstanding under this facility; however $9,536,000 of the line was used as collateral for certain letters of credit at December 31, 2011.

The Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of Denison Mines Inc. (“DMI”). DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of the Company’s material US subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property. The Credit Facility is subject to a standby fee of 1%

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2011

(Expressed in U.S. Dollars, Unless Otherwise Noted)

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.

The following transactions were incurred with UPC for the periods noted below:

	September 30,	September 30,	September 30,	September 30,
	Three Months	Three Months	Year	Year
	Ended	Ended	Ended	Ended
(in thousands)	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010
Revenue
Management fees	$437	$487	$1,913	$1,614
Commission and transaction fees	—	—	—	962

Total	$437	$487	$1,913	$2,576

At December 31, 2011, accounts receivable includes $226,000 (2010—$281,000) due from UPC with respect to the fees indicated above.

In November, 2010, the Company entered into uranium concentrates loan agreement with UPC which entitled the Company to borrow 150,000 pounds of U3O8 from UPC. The U3O8 loan was subject to a loan fee and required collateral in the form of an irrevocable standby letter of credit. The uranium loaned was to be repaid by February 3, 2011 or a later date agreed to by both parties. On December 24, 2010, the Company issued a letter of credit in favour of UPC in the amount of $10,065,000 as collateral for the U3O8 loan. On January 3, 2011, the Company borrowed 150,000 pounds of U3O8 from UPC. On February 3, 2011, the repayment date for the U3O8 loan was amended to April 4, 2011 and the letter of credit was increased to $12,045,000. The uranium loaned was returned on March 30, 2011. In 2011, the Company incurred and paid $91,000 of loan fees under the agreement and the standby letter of credit has been cancelled.

The Company has incurred management and administrative service fees of $176,000 (2010:$82,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services. At December 31, 2011, an amount of $nil (2010: $nil) was due to this company.

Korea Electric Power Corporation (“KEPCO”)

In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. The agreement also provides for the purchase of 20% of production after 2015 subject to certain conditions. KEPCO also purchased 58,000,000 common shares of Denison representing approximately 17% of the issued and outstanding capital as at the June 2009 share purchase. Pursuant to a strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings. KEPCO also has the right to require Denison to nominate two persons designated by KEPCO to Denison’s board of directors if KEPCO holds at least a 15% share interest in Denison (or one director if KEPCO’s share interest is between 5% and 15%). Currently, KEPCO’s interest in Denison is approximately 15.08%. Under the strategic relationship agreement, two representatives from KEPCO have been appointed to Denison’s board of directors.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2011

(Expressed in U.S. Dollars, Unless Otherwise Noted)

OUTSTANDING SHARE DATA

At March 8, 2012, there were 384,660,915 common shares issued and outstanding and 7,387,914 stock options outstanding to purchase a total of 7,387,914 common shares for a total of 392,048,829 common shares on a fully-diluted basis.

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of its management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective.

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011.

There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s fourth fiscal quarter of 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

(a)	Depreciation and Amortization of Property, Plant and Equipment

Property, plant and equipment comprise a large component of the Company’s assets and, as such, the depreciation and amortization of those assets have a significant effect on the Company’s financial statements. Depreciation and amortization of property, plant and equipment used in production is calculated on a straight line basis or a unit of production basis as appropriate.

Plant and equipment assets depreciated using a straight-line basis require estimates of residual values and allocate the cost of an asset to production cost evenly over the assets useful life defined as a period of time. Plant and equipment assets depreciated using a units of production basis require estimates of residual values and allocate the cost of an asset to production cost based on current period production in proportion to total anticipated production from the facility. In certain instances, the total anticipated production from a facility will require making estimates about future toll milling volumes.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2011

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Mineral property assets are amortized using a units of production basis that allocates the cost of the asset to production cost based on the current period’s mill feed as a proportion of the total estimated resources in the related ore body. The process of making these estimates requires significant judgment in evaluating and assessing available geological, geophysical, engineering and economic data, projected rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are, by their very nature, subject to interpretation and uncertainty.

Changes in these estimates may materially impact the carrying value of the Company’s property, plant and equipment and the recorded amount of depletion and depreciation.

(b)	Valuation of Long-lived Assets

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, forecast commodity prices, future operating and capital costs and reclamation costs to the end of the mine’s life. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

The Company reviews goodwill at least annually. The Company has estimated the fair value of operating segments to which goodwill is allocated using discounted cash flow models that require assumptions about future cash flows, expenditures and an assumed discount rate. Changes in these estimates could have a material impact on the carrying value of the goodwill.

(c)	Inventory

The Company values its concentrate, work in process and ore stockpile inventories at the lower of cost or net realizable value at the end of the reporting period. Costs represent the average cost, and include direct labour and materials costs, mine site overhead, plant and equipment depreciation, mineral property amortization and stockpile depletion. Net realizable value is based on estimated future commodity prices and estimated costs required to convert work in process and ore stockpile inventories into saleable form. These estimates are subject to change from period-to-period that may materially impact the carrying value of the Company’s inventories resulting to inventory write-downs and recoveries.

(d)	Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the differences are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

(e)	Business Combinations

Management uses judgment in applying the acquisition method of accounting for business combinations and in determining fair values of the identifiable assets and liabilities acquired. The value placed on the acquired assets and liabilities, including identifiable intangible assets, will have an effect on the amount of goodwill that the Company may record on an acquisition. Changes in economic conditions, commodity prices and other factors between the date that an acquisition is announced and when it finally is consummated can have a material difference on the allocation used to record a preliminary purchase price allocation versus the final purchase price allocation which can take up to one year after acquisition to complete.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2011

(Expressed in U.S. Dollars, Unless Otherwise Noted)

(f)	Reclamation Obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed. Denison has accrued its best estimate of the ongoing reclamation liability in connection with the decommissioned Elliot Lake mine site and is currently accruing its best estimate of its share of the cost to decommission its other mining and milling properties in accordance with existing laws, contracts and other policies. The estimate of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

NEW ACCOUNTING PRONOUNCEMENTS

The Company is currently evaluating the impact of the following pronouncements and has not yet determined the impact of the following pronouncements or whether to early adopt any of the new requirements:

(a)	International Financial Reporting Standard 7, Financial Instruments—Disclosure (“IFRS 7”)

IFRS 7 was amended to provide guidelines on the eligibility criteria for offsetting assets and liabilities as a single net amount in the balance sheet. This amendment is effective for annual periods beginning on or after January 1, 2013.

(b)	International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted.

(c)	International Financial Reporting Standard 10, Consolidated Financial Statements (“IFRS 10”)

IFRS 10 was issued in May 2011 and it establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements.

This standard is effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2011

(Expressed in U.S. Dollars, Unless Otherwise Noted)

(d)	International Financial Reporting Standard 11, Joint Arrangements (“IFRS 11”)

IFRS 11 was issued in May 2011 and it provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. . IFRS 11 requires the venture to classify its interest in a joint arrangement as a joint venture or a joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities—Non-Monetary Contributions by Ventures.

The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(e)	International Financial Reporting Standard 12, Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 was issued in May 2011 and it is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interest in other entities.

The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(f)	International Financial Reporting Standard 13, Fair Value Measurement (“IFRS 13”)

IFRS 13 was issued in May 2011 and establishes new guidance on fair value measurement and disclosure requirements for IFRS and completes a major project to improve the convergence of IFRS and US GAAP. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date.

The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(g)	International Accounting Standard 1, Presentation of Financial Statements (“IAS 1”)

IAS 1 was amended to require entities to group items within other comprehensive income based on an assessment of whether such items may or may not be reclassified to profit or loss at a subsequent date. This standard is effective for annual periods beginning on or after July 1, 2012. Earlier application is permitted.

(h)	International Accounting Standard 19, Post-Employment Benefits (“IAS 19”)

IAS 19 was amended to eliminate an entity’s option to defer the recognition of certain gains and losses related to post-employment benefits and require re-measurement of associated assets and liabilities in other comprehensive income. This amendment is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(i)	International Accounting Standard 28, Investments in Associates (“IAS 28”)

IAS 28 was amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13. This amendment is effective for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted.

(j)	International Accounting Standard 32, Financial Instruments—Presentation (“IAS 32”)

IAS 32 was amended to clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set off in respect of its financial instruments. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014 with retrospective application required. Earlier application is permitted.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2011

(Expressed in U.S. Dollars, Unless Otherwise Noted)

CONTRACTUAL OBLIGATIONS

At December 31, 2011, the Company had reclamation liabilities of $21,576,000 consisting of $7,140,000 for U.S. mill and mine obligations, $11,800,000 for Elliot Lake and $2,636,000 for the McClean Lake and Midwest joint ventures. In addition, the Company’s contractual obligations at December 31, 2011 are as follows:

	September 30,	September 30,	September 30,	September 30,	September 30,
					After
(in thousands)	Total	1 Year	2-3 Years	4-5 Years	5 Years

Debt Obligations	$221	111	110	—	$—
Operating lease and other obligations	$13,898	7,610	5,517	755	16

ENVIRONMENTAL RESPONSIBILITY

The Company periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. Further, the Company formally reviews the mill’s reclamation estimate annually with applicable regulatory authorities. The mill and mine reclamation estimates at December 31, 2011 are $21,576,000 which are expected to be sufficient to cover the projected future costs for reclamation of the mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.

The Company has posted bonds, letters of credit and trust funds as security for these liabilities. At December 31, 2011, the amount of these restricted cash and investments and line of credit collateralizing the Company’s reclamation obligations was $36,329,000.

The Company has detected some chloroform contamination at the White Mesa mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the mill’s tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform contaminated water from the groundwater to the mill’s tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Pumping from the wells continued in 2011. Denison is continuing to work with the State of Utah to develop a long-term Corrective Action Plan. A draft of the Corrective Action Plan was submitted by Denison and is currently being reviewed by the State. While the investigations to date indicate that this chloroform contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

Elevated concentrations of nitrate and chloride were observed in some monitoring wells at the mill site in 2008 a number of which are upgradient of the mill’s tailings cells. Pursuant to a Stipulated Consent Agreement with UDEQ, the Company retained INTERA, Inc., an independent professional engineering firm, to investigate these elevated concentrations and to prepare a Contamination Investigation Report for submittal to UDEQ. The investigation was completed in 2009 and the Contamination Investigation Report was submitted to UDEQ in January 2010. INTERA concluded in the Report that: (1) the nitrate and chloride are co-extensive and appear to originally come from the same source; and (2) the source is upgradient of the mill property and is not the result of Mill activities. UDEQ reviewed the Report, and has concluded that further investigations were required before it can determine the source of the contamination and the responsibility for clean up.

Such investigations were performed in 2010 and 2011, but were considered to be inconclusive by UDEQ. As a result, after over two years of investigation, it has been determined that there are site conditions that make it difficult to ascertain the source(s) of contamination at the site, and that it has therefore not been possible to date to determine the source(s), causes(s), attribution, magnitudes of contribution, and proportion(s) of the local nitrate and chloride in groundwater. For those reasons, UDEQ has decided that it cannot eliminate mill activities as a potential cause, either in full or in part, of the contamination. The Company and UDEQ have agreed that resources will be better spent in developing a Corrective Action Plan, rather than continuing with further investigations as to the source(s) and attribution of the groundwater contamination. Pursuant to a revised Stipulated Consent Agreement, the Company submitted to UDEQ in November 2011 a draft Corrective Action Plan for remediation of the contamination, which involves a program of pumping the nitrate contaminated groundwater to the mill’s tailings cells, similar to the chloroform remedial program. UDEQ is currently reviewing the proposed Corrective Action Plan. Although the contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and, if determined to be the responsibility of the Company, could be significant.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2011

(Expressed in U.S. Dollars, Unless Otherwise Noted)

RESEARCH AND DEVELOPMENT

The Company does not have a formal research and development program. Process development efforts expended in connection with processing alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the mill are included in mill overhead costs. The Company does not rely on patents or technological licences in any significant way in the conduct of its business.

RISK FACTORS

There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all inclusive. It is not a guarantee that other factors will not affect Denison in the future.

Current Global Financial Conditions

Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market and the effect of these events on Canadian and global credit markets. These factors may impact the ability of Denison to obtain equity or debt financing in the future and, if obtained, on terms favorable to Denison. If these increased levels of volatility and market turmoil continue, Denison’s operations could be adversely impacted and the trading price of the common shares could continue to be adversely affected.

Market Price of Shares

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of Denison’s securities is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuation, or in its financial condition or results of operations as reflected in its periodic earnings reports. Other factors unrelated to the performance of Denison that may have an effect on the price of the securities of Denison include the following: the extent of analytical coverage available to investors concerning the business of Denison may be limited if investment banks with research capabilities do not follow Denison’s securities; lessening in trading volume and general market interest in Denison’s securities may affect an investor’s ability to trade significant numbers of securities of Denison; the size of Denison’s public float and its inclusion in market indices may limit the ability of some institutions to invest in Denison’s securities; and a substantial decline in the price of the securities of Denison that persists for a significant period of time could cause Denison’s securities to be delisted from an exchange, further reducing market liquidity. If an active market for Denison’s securities does not continue, the liquidity of an investor’s investment may be limited and the price of the securities of the Company may decline. If an active market does not exist, investors may lose their entire investment in the Company. As a result of any of these factors, the market price of the securities of Denison at any given point in time may not accurately reflect the long-term value of Denison. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dilution from Further Equity Financing

If Denison raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of Denison and reduce the value of their investment.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2011

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Volatility and Sensitivity to Market Prices

Because the majority of Denison’s revenues is derived from the sale of uranium and vanadium, Denison’s net earnings and operating cash flow are closely related and sensitive to fluctuations in the long and short term market price of U3O8 and V2O5. Among other factors, these prices also affect the value of Denison’s reserves and the market price of Denison’s common shares. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison’s control.

With respect to uranium, such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supply, including the supply from other secondary sources and production levels and costs of production. With respect to vanadium, such factors include, among others: demand for steel, political and economic conditions in vanadium producing and consuming countries, world production levels and costs of production.

Although Denison employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such a program will be successful.

Ability to Maintain Obligations Under Credit Facility and Other Debt

Denison is required to satisfy certain financial covenants in order to maintain its good standing under the Credit Facility. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of Denison’s control, that would cause Denison to fail to satisfy its obligations under the Credit Facility or other debt instruments. In such circumstances, the amounts drawn under Denison’s debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The Credit Facility is secured by DMI’s main properties by a pledge of the shares of DMI, and by the property of Denison’s material U.S. subsidiaries. If Denison were to default on its obligations under the Credit Facility or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison’s assets.

Public Acceptance of Nuclear Energy and Competition from Other Energy Sources

Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.

Uranium Industry Competition and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is competitive. Denison markets uranium in direct competition with supplies available from a relatively small number of uranium mining companies, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of Denison and may affect the supply of uranium available in the United States and Europe, which are the largest markets for uranium in the world.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2011

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Competition for Properties

Significant competition exists for the limited supply of mineral lands available for acquisition. Many participants in the mining business include large, established companies with long operating histories. The Company may be at a disadvantage in acquiring new properties as many mining companies have greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield reserves or result in commercial mining operations.

Replacement of Mineral Reserves and Resources

Denison’s mineral reserves and resources at its McClean Lake, Midwest, Wheeler River, Arizona Strip, Colorado Plateau, Henry Mountains, White Canyon, GSJV, Mutanga and Dibwe projects are Denison’s sources of uranium concentrates. Unless other reserves and resources are discovered or extensions to existing ore bodies are found, Denison’s sources of production for uranium concentrates will decrease over time as its current reserves and resources are depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its reserves and resources. In addition, while Denison believes that many of its properties will eventually be put into production, there can be no assurance that they will be, or that they will be able to replace production.

Imprecision of Mineral Reserve and Resource Estimates

Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated levels of uranium and vanadium will be produced or that Denison will receive the prices assumed in determining its reserves and resources. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the reserve and resource estimates included are well established and reflect management’s best estimates, by their nature, reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render ore reserves and resources containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves and resources. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.

Decommissioning and Reclamation

As owner and operator of the White Mesa mill and numerous uranium and uranium/vanadium mines located in the United States and as part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure this bonded amount. Although the Company’s financial statements record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.

Decommissioning plans for the Company’s properties have been filed with applicable regulatory authorities. These regulatory authorities have accepted the decommissioning plans in concept, not upon a detailed performance forecast, which has not yet been generated. As Denison’s properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulatory authorities.

Technical Innovation and Obsolescence

Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2011

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Property Title Risk

The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada, by First Nations and Métis.

The validity of unpatented mining claims on U.S. public lands is sometimes difficult to confirm and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, Denison’s U.S. properties are subject to various title uncertainties which are common to the industry or the geographic location of such claims, with the attendant risk that there may be defects in its title. In addition, the Secretary of the Interior has withdrawn certain lands around the Grand Canyon National Park from location and entry under the mining laws. All of Denison’s material Arizona Strip properties are located on these withdrawn lands. No new mining claims may be filed on the lands and no new plans of operations may be approved, other than plans of operations on mining claims that were valid at the time of withdrawal and that remain valid at the time of plan approval. Whether or not a mining claim is valid must be determined by a mineral examination conducted by BLM. The mineral examination, which involves an economic evaluation of a project, must demonstrate the existence of a locatable mineral resource and that the resource constitutes the discovery of a valuable mineral deposit. Denison believes that all of its material Arizona Strip projects are on valid mining claims that would withstand a mineral examination, and that, as a result, none of its material Arizona Strip projects would be significantly impacted by the withdrawal. Further, certain of those projects have approved plans of operations which, absent modification, would not require a mineral examination. However, there can be no guarantee that the mineral examinations on Denison’s Arizona Strip properties would not result in one or more of Denison’s mining claims being considered invalid, which could prevent a project from proceeding.

There is also a risk that Denison’s title to, or interest in, its properties outside the United States may be subject to defects or challenges. This may be true particularly in countries outside North America, where there may be less developed legal systems or where ownership interests may become subject to political interference or changes in laws. If such defects cover a material portion of Denison’s property, they could materially and adversely affect Denison’s results of operations and financial condition, its reported mineral reserves and resources or its long term business prospects.

Production Estimates

Denison prepares estimates of future production for particular operations. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have an adverse impact on Denison’s future cash flows, earnings, results of operations and financial condition. These production estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and the accuracy of estimated rates and costs of mining and processing and assumptions as to future commodity prices.

Denison’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; and unexpected labour shortages or strikes and varying conditions in the commodity markets.

Mining and Insurance

Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Denison’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by Denison on a regular and ongoing basis.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2011

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available or it will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.

Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.

Dependence on Issuance of Licence Amendments and Renewals

The Company maintains regulatory licences in order to operate its mills at White Mesa and McClean Lake, all of which are subject to renewal from time to time and are required in order for the Company to operate in compliance with applicable laws and regulations. In addition, depending on the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licences from time to time. While the Company has been successful in renewing its licences on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such licence renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.

Nature of Exploration and Development

Exploration for and development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. It is impossible to ensure that the current exploration and development programs of Denison will result in profitable commercial mining operations or that current production at existing mining operations will be replaced with new reserves.

Denison’s ability to sustain or increase its present levels of uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are historically cyclical. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of reserves and resources and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Denison also conducts feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; and alternate mining methods.

It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2011

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Governmental Regulation and Policy Risks

The Company’s mining and milling operations and exploration activities, as well as the transportation and handling of the products produced are subject to extensive regulation by state, provincial and federal governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision as to whether to operate existing mines, or, with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long term business prospects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreement between the United States and Russia and the agreement between the United States and Russia related to the supply of Russian HEU into the United States. Changes in these policies and restrictions may adversely impact Denison’s business.

Operations in Foreign Jurisdictions

The Company owns uranium properties directly and through joint venture interests and is undertaking uranium development programs in Mongolia and Zambia. As with any foreign operation, these international properties and interests are subject to certain risks, such as the possibility of adverse political and economic developments, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property or an interest therein by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Mongolia or Zambia or the political situations within these countries will not change so as to adversely affect the value or continued viability of the Company’s interest in these assets. As an example, in July 2009, the Parliament of Mongolia enacted the Nuclear Energy Law, which granted authority to the Mongolian Nuclear Energy Agency and created a framework for all aspects of uranium resource development in Mongolia.

There are a number of provisions under the Nuclear Energy Law that will significantly affect the GSJV, in which Denison holds a 70% interest, including restrictions on the ability of a licensee to transfer its licences or interests in its uranium properties, and the ability of the Government of Mongolia to hold a 34% to 51% interest in each uranium property, depending on the amount of historic exploration on the property that was funded by the Government of Mongolia, in each uranium property at no cost to the Government. The Company is currently in the process of restructuring the GSJV to meet the requirements of the Nuclear Energy Law, pending government reviews and authorizations. In November 2011, in preparation for this restructuring, the Company finalized terms for acquisition of the Russian participant’s share in the GSJV. See RESULTS OF OPERATIONS – Mineral Property Exploration.

In addition, the Company may become involved in a dispute with respect to one of its foreign operations and may become subject to the exclusive jurisdiction of a foreign court or may find that it is not successful in subjecting foreign persons to the jurisdiction of the courts in Canada. The Company may also be precluded from enforcing its rights with respect to a government entity because of the doctrine of sovereign immunity.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2011

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Environmental, Health and Safety Risks

Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.

Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse effect on Denison’s financial condition or results of operations.

Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Mining companies are often targets of actions by non-governmental organizations and environmental groups in the countries in which they operate. Such organizations and groups may take actions in the future to disrupt Denison’s operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison’s operations. Such actions could have an adverse effect on Denison’s ability to produce and sell its products, and on its financial position and results.

Aboriginal Title and Consultation Issues

First Nations and Métis title claims as well as related consultation issues may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations bands in Northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Managing relations with the local native bands is a matter of paramount importance to Denison. There may be no assurance however that title claims as well as related consultation issues will not arise on or with respect to the Company’s properties.

Credit Risk

Denison’s sales of uranium and vanadium products and its environmental services expose Denison to the risk of non-payment. Denison manages this risk by monitoring the credit worthiness of its customers and requiring pre-payment or other forms of payment security from customers with an unacceptable level of credit risk. Although Denison seeks to manage its credit risk exposure, there can be no assurance that Denison will be successful, and it is possible that some of Denison’s customers could fail to pay for the uranium or vanadium purchased or the environmental services provided.

Currency Fluctuations

Most of Denison’s revenue is denominated in U.S. dollars; however, its operating costs are incurred in the currencies of the United States, Canada, Mongolia and Zambia. Consequently, changes in the relative value of the different currencies affect Denison’s earnings and cash flows.

Capital Intensive Industry; Uncertainty of Funding

The exploration and development of mineral properties and the ongoing operation of mines requires a substantial amount of capital and may depend on Denison’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. General market conditions, volatile uranium and vanadium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2011

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Dependence on Key Personnel and Qualified and Experienced Employees

Denison’s success will largely depend on the efforts and abilities of certain senior officers and key employees. Certain of these individuals have significant experience in the uranium industry. The number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals.

Denison’s success will also depend on the availability of qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees. The number of individuals with relevant mining and operational experience in this industry is small.

Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

Potential Influence of KEPCO

As at the date hereof, KEPCO holds indirectly a large shareholding in Denison and is contractually entitled to board representation. Provided KEPCO holds over 15% of Denison’s common shares, it is entitled to nominate two directors for election to the Board at any shareholder meeting, and as long as it holds between 5% and 15% of Denison’s common shares, it will be entitled to appoint one director. KEPCO’s shareholding level gives it significant influence on decisions to be made by shareholders of Denison, and its right to nominate directors may give KEPCO significant influence on decisions made by Denison’s Board. Although KEPCO’s director nominees will be subject to duties under the OBCA to act in the best interests of Denison as a whole, KEPCO’s director nominees are likely to be employees of KEPCO and may give special attention to KEPCO’s interests as an indirect shareholder. The interests of KEPCO as an indirect shareholder of Denison may not always be consistent with the interests of Denison’s other shareholders, including, as a result of, its business relationship with Denison.

The KEPCO strategic relationship agreement also includes provisions that will provide KEPCO with a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KEPCO may negatively affect Denison’s ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO’s large shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate terms with KEPCO to support such an acquisition.

Conflicts of Interest

Some of the directors of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director of Denison may be offered to another company or companies with which the director is associated, and may not be presented or made available to Denison. The directors of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the OBCA.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2011

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Reliance on ARC as Operator

As ARC is the operator and majority owner of the McClean Lake and Midwest properties in Saskatchewan, Canada, Denison is and will be, to a certain extent, dependent on ARC for the nature and timing of activities related to these properties and may be unable to direct or control such activities.

Labour Relations

Both the McClean Lake mill and the Midwest properties employ unionized workers who work under collective agreements. ARC, as the operator of both of these projects, is responsible for all dealings with unionized employees. ARC may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Any lengthy work stoppages may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Indemnities

As part of reorganization in 2004, DMI acquired from Denison Energy Inc. all of Denison Energy’s mining and environmental services assets and agreed to assume all debts, liabilities and obligations relating to such assets before the date of the reorganization. In addition, DMI agreed to provide certain indemnities in favour of Denison Energy for certain claims and losses relating to matters with respect to Denison Energy’s mining business prior to the date of the arrangement, to breaches by DMI of certain of its agreements, covenants, representations and warranties in the agreements governing such reorganization, and to damages caused by breaches by DMI of its representations and warranties in certain agreements related to such arrangement. Denison cannot predict the outcome or the ultimate impact of any legal or regulatory proceeding against Denison or affecting the business of Denison and cannot predict the potential liabilities associated with the indemnities provided in favour of Denison Energy. Consequently, there can be no assurance that the legal or regulatory proceedings referred herein or any such proceedings that may arise in the future will be resolved without a material adverse effect on the business, financial condition, results of operation or cash flows of Denison.

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or under the supervision of Lawson Forand, P. Geo., the Company’s Exploration Manager Saskatchewan, and Terry Wetz, P.E., the Company’s Director of Project Development, who are Qualified Persons in accordance with the requirements of NI 43-101.